October 6, 2017

VIA EDGAR

Sandra B. Hunter

Rahul K. Patel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

ETF Managers Group Commodity Trust I

Registration Statement on Form S-1

File No. 333-218453

Dear Ms. Hunter and Mr. Patel:

This letter sets forth responses to written comments received in a letter dated June 26, 2017, pertaining to the above referenced Registration Statement on Form S-1 (the “Registration Statement”) submitted by ETF Managers Group Commodity Trust I (the “Registrant”) on June 2, 2017 for the purpose of registering the shares of the Breakwave Dry Bulk Shipping ETF (the “Fund”). Unless otherwise noted, capitalized terms have the same meanings as used in the Registration Statement.

Set forth below is each comment and the Registrant’s response thereto.

General

1.	Comment: To the extent you intend to use a fact sheet, please provide us with a copy for our review.

Response: Registrant notes that it intends to submit another amendment to the Registration Statement before it is declared effective. Registrant intends to use a fact sheet and will submit the fact sheet with a later amendment for your review before the Registration Statement is declared effective.

2.	Comment: Please revise your disclosure to specify that the initial Authorized Participant will be a statutory underwriter.

Response: The Registration Statement has been revised accordingly.

Prospectus Cover Page

3.	Comment: We note your disclosure that the price of a basket is equal to the net asset value of 50,000 shares on the day that the order to purchase the basket is accepted by the Distributor. Please revise your prospectus cover page to disclose the initial price that will be paid by the initial Authorized Participants and the price at which the Authorized Participants will offer the shares to the public.

BOSTON NEW YORK WASHINGTON, DC

EDGAR Operations Branch
October 6, 2017

Response: Registrant notes that it intends to submit another amendment to the Registration Statement before it is declared effective. Prior to the Registration Statement becoming effective, Registrant respectfully intends to register the number of shares that will constitute its initial offering and disclose the initial price that will be paid by the initial Authorized Participants and the price at which the Authorized Participants will offer the shares to the public.

Risk Factors Involved with an Investment in the Fund, page 5

Risks Associated with the Fund’s Operations, page 7

An absence of “backwardation” or the presence of “contango”…, page 7

4.	Comment: Please disclose whether the futures market for the benchmark is, or has been, in contango or backwardation for the past 5 years.

Response: The Registration Statement has been revised to disclose that the Freight Futures market has had both periods of contango and periods of backwardation during each of the past 5 years.

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1232.

Sincerely,

/s/ Eric Simanek

cc:	Sandra B. Hunter
Rahul K. Patel
Samuel Masucci III
David C. Mahaffey, Esq.